EXHIBIT 21

SUBSIDIARIES OF RAYONIER ADVANCED MATERIALS INC.
As of 12/31/2014

Name of Subsidiary	State of Incorporation
Rayonier A.M. Products Inc.	Delaware
Rayonier Performance Fibers, LLC	Delaware